We've Raised $16,150 in our first 10 hours of our Wefunder Campagin

Own A Piece Of Hanahana Beauty Today

Hey there,

We've officially launched the private round of our community fundraiser on Wefunder and have raised **$16,150 in the first 10 hours!**

We cordially invite you to be a part of this exciting opportunity. As one of our valued customers who has consistently shown trust and loyalty, you've played a pivotal role in our growth, and we believe you can also share in our continued success by becoming an investor in our brand.

Invest in Hanahana Beauty: This is your chance to join us on our journey as we expand and reach new heights. By becoming an investor, you can directly contribute to our mission of creating consciously clean skincare and body care products that are accessible, transparent, and sustainable. We have already secured $490k in funding from angel investors and VC, and now, we are seeking an additional $650k to accelerate our business growth. Notably, in the first half of 2023, our organic marketing efforts delivered an impressive ~12x return on investment through email, SMS, and PR channels.

Learn More: We'd love to share more campaign details and show you how you can get involved. To RSVP for this discussion, f**ill out this quick survey and select a suitable time to join the meeting!**

If you have any questions or need further information, please don't hesitate to reach out to us at community@hanahanabeauty.com.

THE HYDRATING BODY PRODUCTS AREN'T JUST CHANGING SHOPPERS' LIVES BUT ALSO THE COMMUNITIES THE CREAMS ARE SOURCED FROM – AND THEY'RE IN ULTA.

ESSENCE MAGAZINE

Invest Hanahana Beauty Today